03035497

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OCT 21 2003

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996].

For the fiscal year ended December 31, 1994

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ______________ to ______________

Commission file number 0-14549

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions).

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

United Security Bancshares, Inc.
131 West Front Street
P.O. Box 249
Thomasville, Alabama 36784

UNITED SECURITY BANCSHARES, INC.

EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

DECEMBER 31, 1994 AND 1993

CONTENTS

SMITH, DUKES & BUCKALEW, L.L.P.

CERTIFIED PUBLIC ACCOUNTANTS

ONE MAISON BUILDING
3800 AIRPORT BOULEVARD
MOBILE, ALABAMA 36608

GEORGE R. HARRIS, JR.
GILBERT F. DUKES, JR.
YUELL B. BUSEY
G. TIMOTHY GASTON
J. WILBERT JORDAN, JR.
KERRY L. WEATHERFORD
E. LAMAR REEVES
KEVIN M. RITTELMEYER
APRIL B. BOUDREAUX
MARY M. GILMORE

MAILING ADDRESS
P. O. BOX 160427
MOBILE, ALABAMA
36616
TELEPHONE (251) 343-1200
FAX: (251) 344-0966

INDEPENDENT AUDITOR'S REPORT

To the Administrative Committee of
the United Security Bancshares, Inc.
Employee Stock Ownership Plan
(with 401(k) provisions)

We have audited the accompanying statements of net assets available for benefits of United Security Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (the Plan) as of December 31, 1994 and 1993, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1994 and 1993, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Smith Dukes & Buckalew, L.L.P.

Mobile, Alabama
October 1, 2003

FINANCIAL STATEMENTS

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEIFTS
December 31, 1994 and 1993

	1994		
ASSETS	Allocated	Unallocated	Total
CASH AND CASH EQUIVALENTS:			
Cash	$ 19,183	$	$ 19,183
Money market funds	404,021		404,021
Total cash and cash equivalents	423,204	-0-	423,204
INVESTMENTS AT FAIR VALUE:			
Common stock - United Security Bancshares, Inc. (8,517 shares at minority value of $45.00 for 1994, and 3,178 shares at minority value of $41.25 for 1993)	278,291	104,974	383,265
U.S. Government and Agencies	81,802		81,802
Corporate obligations	72,393		72,393
Mutual funds	545,388		545,388
Total investments	977,874	104,974	1,082,848
RECEIVABLES:			
Employer contribution - discretionary	12,547		12,547
Accrued investment income receivable	4,853		4,853
Total receivables	17,400	-0-	17,400
Total assets	1,418,478	104,974	1,523,452
LIABILITIES			
OVERPAYMENT OF EMPLOYER MATCHING CONTRIBUTION	4,656		4,656
NOTE PAYABLE		102,628	102,628
Total liabilities	4,656	102,628	107,284
NET ASSETS AVAILABLE FOR BENEFITS	$ 1,413,822	$ 2,346	$ 1,416,168

The Notes to Financial Statements are an integral part of these statements.

1993		
Allocated	Unallocated	Total
$ 22,111	$	$ 22,111
398,123		398,123
420,234	-0-	420,234
131,464		131,464
112,846		112,846
72,287		72,287
502,731		502,731
819,328	-0-	819,328
12,547		12,547
3,675		3,675
16,222	-0-	16,222
1,255,784	-0-	1,255,784
5,049		5,049
		-0-
5,049	-0-	5,049
$ 1,250,735	$ -0-	$ 1,250,735

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIOP PLAN
(WITH 401(K) PROVISIONS)

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 1994 and 1993

	1994		
	Allocated	Unallocated	Total
ADDITIONS TO NET ASSETS ATTRIBUTED TO:			
INVESTMENT INCOME (LOSS):			
Net appreciation (depreciation) in fair value of investments	($ 33,943)	$ 2,333	($ 31,610)
Interest	24,142		24,142
Dividends	43,092	2,424	45,516
	33,291	4,757	38,048
CONTRIBUTIONS:			
Participants	65,807	57,504	123,311
Employer matching	45,061	37,143	82,204
	110,868	94,647	205,515
Total additions	144,159	99,404	243,563
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:			
BENEFITS PAID TO PARTICIPANTS			
Cash	61,782		61,782
Common stock (123 shares at minority value of $41.25)	5,074		5,074
INTEREST EXPENSE		7,628	7,628
LIFE INSURANCE POLICY PREMIUMS	3,646		3,646
Total deductions	70,502	7,628	78,130
NET INCREASE PRIOR TO INTERFUND TRANSFERS	73,657	91,776	165,433
INTERFUND TRANSFERS			
Release of pledged shares	89,430	(89,430)	-0-
Other			-0-
NET INCREASE	163,087	2,346	165,433
NET ASSETS AVAILABLE FOR BENEFITS:			
Beginning of year	1,250,735		1,250,735
End of year	$ 1,413,822	$ 2,346	$ 1,416,168

The Notes to Financial Statements are an integral part of these statements.

1993		
Allocated	Unallocated	Total
($ 8)	$	($ 8)
26,964		26,964
29,423		29,423
56,379	-0-	56,379
106,853		106,853
75,349		75,349
182,202	-0-	182,202
238,581	-0-	238,581
99,386		99,386
		-0-
		-0-
3,646		3,646
103,032	-0-	103,032
135,549	-0-	135,549
		-0-
		-0-
135,549	-0-	135,549
1,115,186		1,115,186
$ 1,250,735	$ -0-	$ 1,250,735

NOTES TO FINANCIAL STATEMENTS

Summary of Significant Accounting Policies

Basis of presentation

The accompanying financial statements have been prepared on an accrual basis of accounting.

Investment valuation

Investments of the Plan are stated at fair value. Securities traded in public markets are valued at their quoted market prices. Fair value of the common shares of the Company is determined by annual independent appraisals. Purchases and sales of securities are reflected on a trade-date basis. The difference between cost and market value from one period to the next is recognized as net appreciation (depreciation) in fair value of investment in the accompanying statement of changes in net assets available for benefits.

Description of Plan

The following description of the United Security Bancshares, Inc. Employee Stock Ownership Plan (with 401(k) provisions) (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering substantially all regular employees of United Security Bank (the Company). Effective January 1, 1991, the Plan is a stock bonus plan containing Section 401(k) features under Section 401(a) of the Internal Revenue Code. The Plan is also designed to be an employee stock ownership plan under Section 4975(e)(7) of the Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Eligibility

Each employee will become eligible for participation in the Plan on the first day of the month following his initial date of service. A Participant is generally entitled to share in allocations of employer contributions only for a Plan year in which he is credited with at least 1,000 hours of service and in which he was an employee on December 31 of the Plan year. A Participant shall also share in the allocations of employer contributions for the Plan year of his retirement, death or disability.

Description of Plan (continued)

Contributions

The Company may make three types of contributions:

1. Employer Discretionary Matching Contribution – made on behalf of each Participant up to a maximum of one hundred percent (100%) of the Participant's Salary Reduction Contribution, provided, however, that the maximum Employer Matching Contribution shall be based on a Participant's Salary Reduction Contribution of up to 5% of such Participant's Compensation.

2. Employer Discretionary Basic Contribution which shall be determined at the sole discretion of the Board of Directors.

3. Employer Discretionary Optional Contributions, which shall be determined at the sole discretion of the Board of Directors.

Plan participants may make Salary Reduction Contributions from 1% to 15% of the Participant's compensation. Participants may also make voluntary contributions which may not, in the aggregate, exceed 10% of aggregate earnings for the period of time of active plan participation.

Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings.

Allocations of Company Basic and Optional Contributions are based on participants' compensation. Company Matching contributions are allocated based on participants' Salary Reduction Contributions. A participant must be employed by the Company on December 31 of the Plan year, and must be credited with 1,000 hours of service during the Plan year in order to receive an allocation of Employer Contributions.

Allocations of Plan earnings are based on participant earnings and account balances, as defined in the Plan document.

The benefit to which a participant is entitled is the benefit which can be provided from the participant's account.

Each participant has investment authority over funds in his account, and is able to diversify among four different funds with varying levels of risk – Money Market fund, Equity fund, Fixed Income fund and Employer Stock fund.

Description of Plan (continued)

Vesting

Participants are fully vested at all times in their contributions, as well as employer contributions made on their behalf.

Payment of Benefits

Upon termination service, participants are paid the vested portion of their accounts.

Administrative Expenses

Significant administrative expenses of the Plan are absorbed by the employer.

Certain administrative functions are performed by officers or employees of the Company or its subsidiary. No such officer or employee receives compensation from the Plan.

Income Tax Status

The trust established under the Plan to hold the Plan's assets is qualified pursuant to the appropriate section of the Internal Revenue Code, and, accordingly, the trust's net investment income is exempt from income taxes. The Plan has obtained a favorable tax determination letter from the Internal Revenue Service and the Plan sponsor believes that the Plan continues to qualify and to operate as designed.

Plan Termination Priorities

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of the termination of the Plan, the accounts of all participants affected by the termination will become nonforfeitable as of the date of termination.

Note Payable

In 1994, the Plan entered into a $215,000 loan agreement with a bank. The proceeds were used to purchase Company's common stock. At December 31, 1994, there were 2,333 unallocated shares which were collateral for the loan. The agreement provides for the loan to be repaid by April 18, 1995. The loan bears interest at the New York Prime rate.

Investments

The Plan's investments are held by a bank-administered trust fund. The following table presents the fair values of investments. Investments that represent five percent or more of the Plan's net assets are separately identified.

	FAIR VALUE OF INVESTMENTS			
	December 31, 1994		December 31, 1993	
	Number of Shares or Principal Amount	Fair Value	Number of Shares or Principal Amount	Fair Value
Investments at Fair Value as Determined by Quoted Market Price:				
U.S. Government and Agencies - GNMA Pools	80,504	$ 81,802	105,251	$ 112,846
Corporate obligations Federated Arms Fund	7,652	72,393	7,294	72,287
Mutual funds				
First Priority Fixed Income Fund	57,652	545,388	43,790	458,046
First Priority Equity Fund	-0-	-0-	4,240	44,685
		699,583		687,864
Investments at Fair Value as Determined by Independent Appraisal:				
Common stock, United Security Bancshares, Inc.	8,517	383,265	3,187	131,464
Total investments at fair value		$ 1,082,848		$ 819,328

Investments (continued)

The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) by ($8) and $15,556 in 1994 and 1993, respectively, as follows:

NET CHANGE IN FAIR VALUE

	Year Ended December 31, 1994	Year Ended December 31, 1993
Investments at Fair Value as Determined by Quoted Market Price:		
U.S. Government and Agencies	($ 6,297)	($ 5,125)
Mutual funds	(53,692)	(1,813)
Corporate obligations	(3,364)	(348)
Investments at Fair Value as Determined by Independent Appraisal:		
Common stock, United Security Bancshares, Inc.	31,743	7,278
Net Change in Fair Value	($ 31,610)	($ 8)

Related Party Transactions

United Security Bancshares, Inc., the Plan sponsor, is a bank holding company which controls United Security Bank.

At December 31, 1994 and 1993, the Plan had funds totaling $29,183 and $22,111 deposited with United Security Bank.

During 1994, the Plan purchased 5,330 shares of Company stock at a cost of $218,198.

During 1993, the Plan purchased 1,903 shares of Company stock at a cost of $52,018.

Investment in Insurance Contract

On December 23, 1991, Inter-American Insurance Company of Illinois was placed into liquidation for reason of insolvency. The trustees were informed by legal counsel that there could be no assurance that the Plan would ever recover funds, in whole or in part, attributable to investments held by Inter-American Insurance Company. Therefore, in 1991, the carrying value of such investments was written down to zero to reflect the fair market value.

Investment in Insurance Contract (continued)

The Company, United Security Bank, in its Board of Directors meeting on January 21, 1992, adopted a resolution guaranteeing to the Plan and its successor that value of the investment. The value has been calculated as $222,547, which represents the sum of the investment fair value as of the date of insolvency, plus interest accrued at the average rate of the Bank's super now account through December 31, 1992.

During July 1992, the Company accrued restorative payments of $210,000. These funds were wired to the Plan's custodian, First Alabama Bank on August 18, 1993.

The Company confirmed that it intends to fully restore the value of the investment by making a discretionary contribution of $12,547. This amount is reflected as receivable in the Plan's financial statements at December 31, 1994 and 1993, and the amount was received by the Plan in January 1995.

Subsequent Event

Under a custody agreement effective January 1, 1995, AmSouth Bank of Alabama has succeeded First Alabama Bank as the Plan's custodian.

SUPPLEMENTAL SCHEDULES

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
PLAN NUMBER 001
63-0318800

ITEM 27-a SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1994

(a)	Identity of issue, borrower, lessor, or similar party (b)	Description of investment including maturity date, rate of interest, collateral, par, or maturity value (c)	Cost (d)	Current Value (e)
*	First Alabama Bank	First Alabama Time Deposit Fund	$ 404,021	$ 404,021
	U.S. Government Agency	8,927 GNMA gtd. pass thru CTF pool #220905 9%, due 1/15/18	9,692	9,029
	U.S. Government Agency	56,890 GNMA gtd. pass thru CTF pool #230006 9%, due 8/15/17	56,636	57,586
	U.S. Government Agency	14,687 GNMA gtd. pass thru CTF pool #229245 9.5%, due 8/15/17	14,724	15,187
*	First Alabama Bank	57,652 First Priority Fixed Income Fund	597,783	545,388
*	United Security Bancshares, Inc.	8,517 shares United Security Bancshares, Inc.	328,848	383,265
	Federated Arms Fund	7,652 Federated Arms Fund	76,106	72,393
			$ 1,487,810	$ $ 1,486,869

* Denotes a party-in-interest

UNITED SECURITY BANCSHARES, INC.
EMPLOYEE STOCK OWNERSHIP PLAN
(WITH 401(K) PROVISIONS)
PLAN NUMBER 001
63-0318800

ITEM 27-d SCHEDULE OF REPORTABLE TRANSACTIONS
December 31, 1994

	Identity of Party Involved (a)	Description of Asset (b)	Purchase Price (c)	Selling Price (d)	Lease Rental (e)
*	First Alabama Bank	First Alabama Bank Time Deposit Fund	$ 294,672	N/A	N/A
*	First Alabama Bank	First Alabama Bank Time Deposit Fund	N/A	$ 277,220	N/A
*	First Alabama Bank	First Priority Fixed Income Fund	140,309	N/A	N/A
	United Security Bancshares, Inc.	5,330 shares United Security Bancshares, Inc.	218,198	N/A	N/A

* Denotes a party-in-interest

Expenses Incurred with Transaction (f)	Cost of Asset (g)	Current Value of Asset on Transaction Date (h)	Net Gain or (Loss) (i)
N/A	N/A	$ 294,672	N/A
N/A	$ 277,220	277,220	-0-
N/A	N/A	140,309	N/A
N/A	N/A	218,198	N/A

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: October 20, 2003.

Plan Administrator of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions):

By: Larry M. Sellers

Larry M. Sellers
Vice President, Secretary and Treasurer of United Security Bancshares, Inc.

Exhibit Index

Exhibit 23	Consent of Independent Accountants

Exhibit 23

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the registration statement of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions) on Form S-8 (No. 333-27285) of our report dated October 1, 2003, relating to the financial statements of the United Security Bancshares, Inc. Employee Stock Ownership Plan (With 401(k) Provisions), which appears in this Form 11-K.

Smith Dukes & Buckalew, L.L.P.

SMITH, DUKES & BUCKALEW, LLP

Mobile, Alabama
October 1, 2003